

13000078



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 23 2013
Washington, DC 20549

January 23, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/23/13

Re: General Electric Company
Incoming letter dated December 18, 2012

Dear Mr. Mueller:

This is in response to your letter dated December 18, 2012 concerning the shareholder proposals submitted to GE by the AFL-CIO Reserve Fund and William J. Freeda. We also have received a letter from the AFL-CIO Reserve Fund dated January 7, 2013.

Your letter dated January 18, 2013 indicates that William J. Freeda has withdrawn his proposal, and that, with respect to that proponent, GE therefore withdraws its December 18, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment with respect to that proposal.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/ divisions/corpfin/cf-noaction/ 14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert Z. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

January 23, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 18, 2012

The proposal urges the board to adopt a policy that GE will no longer pay dividends or dividend equivalent payments to senior executives for shares that have not vested.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in GE's 2013 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

January 18, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposals of the AFL-CIO Reserve Fund and William J. Freeda
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 18, 2012 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance concur that our client, General Electric Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (the "2013 Proxy Materials") two shareowner proposals and statements in support thereof, received from (i) the American Federation of Labor and Congress of Industrial Organization Reserve Fund (the "Fund Proposal") and (ii) William J. Freeda (the "Freeda Proposal" and, together with the Fund Proposal, the "Proposals").

In the No-Action Request, we argued that the Proposals could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because they substantially duplicate another shareowner proposal, the Roberts Proposal, that was previously submitted to the Company and that the Company intends to include in the 2013 Proxy Materials. We also argued that, if the Staff does not concur that the Proposals may be excluded from the 2013 Proxy Materials, then the Fund Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Fund Proposal substantially duplicates the Freeda Proposal. In that regard, we stated that, to the extent the Staff did not concur with the Company's position that it may exclude both Proposals, the Company intends to include the Freeda Proposal in the 2013 Proxy Materials.

Enclosed as Exhibit A is a letter from Mr. Freeda, received on January 4, 2013, withdrawing the Freeda Proposal. In reliance on that letter, we hereby withdraw our arguments in the No-Action Request relating to the Company's ability to exclude the Freeda Proposal from the 2013 Proxy Materials. In addition, because the Freeda Proposal will not be included in the 2013 Proxy Materials, we hereby withdraw our argument that the Fund Proposal may be excluded as substantially duplicative of the Freeda Proposal.

The Company still intends to include the Roberts Proposal in the 2013 Proxy Materials, and we therefore do not withdraw our argument that the Fund Proposal may be excluded as substantially duplicative of the Roberts Proposal. For the reasons stated in the No-Action Request, and contrary to the assertions made in a January 7, 2013 letter submitted to the Staff by the AFL-CIO Reserve

Fund, we continue to believe that the Fund Proposal and the Roberts Proposal share the same principal thrust and principal focus, and accordingly that the Fund Proposal properly is excludable under Rule 14a-8(i)(11).

The Roberts Proposal requests that the Company cease all "Executive Stock Option Programs, and Bonus Programs." As demonstrated by the terms of the Roberts Proposal, its principal thrust is to eliminate the non-salary forms of compensation to the Company's executive officers and provide for increases in salary compensation based only on an increase in profits (and therefore *not* based on dividends paid by the Company to its shareowners). The supporting statements to the Roberts Proposal further demonstrate that its objective is to eliminate equity-based compensation from the Company's executive compensation programs. The Fund Proposal likewise urges the Company to eliminate a form of equity-based compensation, and likewise explains that it believes such payments are not tied to Company performance. The principal thrust and focus of the Fund Proposal therefore is clearly the same as that of the Roberts Proposal.

In addition to the Staff precedent that is discussed in the No-Action Request, we believe that the Staff's position in *Comcast Corp.* (avail. Mar. 2, 2006) is applicable. In *Comcast*, the Staff concurred that Comcast could exclude under Rule 14a-8(i)(11) a proposal urging that it seek shareholder approval for severance payments to executives in excess of 2.99 times the sum of the executive's base salary plus bonus (the "Severance Proposal") as substantially duplicative of a proposal that the company "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year" (the "Remuneration Proposal"). Even though the Remuneration Proposal addressed all forms of compensation while the Severance Proposal focused on one specific type of compensation, the two *Comcast* proposals shared the same principal thrust. Likewise, the fact that the Fund Proposal focuses on one element of equity-based compensation is not sufficient to distinguish it from the Roberts Proposal.

Please do not hesitate to call me at (202) 955-8671, or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227 with any questions regarding this matter.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Lori Zyskowski, General Electric Company
William J. Freeda
Vineeta Anand, AFL-CIO Reserve Fund

101436570.5

GIBSON DUNN

EXHIBIT A

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

December 20, 2012

Via Federal Express
Mr. William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Freeda:

Further to our discussion on December 20, 2012, and in light of the fact that the AFL-CIO has submitted a substantially shareholder similar proposal, GE requests that you withdraw your proposal dated October 9, 2012 that had been submitted for inclusion in GE's 2013 proxy.

If you are in agreement with the foregoing, please execute the enclosed letter, and forward to Mr. Brackett B. Denniston, III, Secretary, at the address provided, with a copy (via email or facsimile, whichever means is more convenient) to me. In addition, please sign below to acknowledge your agreement to the terms of this letter.

Very truly yours,



Lori Zyskowski

Enclosure



Acknowledgment by William J. Freeda

December __, 2012

Mr. Brackett B. Denniston, III
Senior Vice President, General Counsel
& Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE: Withdrawal of Shareholder Proposal

Dear Mr. Denniston:

This letter is confirmation that I agree to withdraw the shareholder proposal that I submitted to General Electric Company ("GE") dated October 9, 2012. I have reached a satisfactory resolution with GE further to the letter that I received from Lori Zyskowski dated December 21, 2012. I hereby withdraw my proposal in its entirety as of the date hereof.

Sincerely,


William J. Freeda

cc: Lori Zyskowski
T: 203 373 2227
F: 203 373 3079

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 7, 2013

Via Electronic Mail: Shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: General Electric Company's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the General Electric Company ("GE" or the "Company"), by letter dated December 19, 2012, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent") from its 2013 proxy materials.

I. Introduction

Proponents' shareholder proposal urges

> the Management Development and Compensation Committee (the "Committee") of the Board of Directors to adopt a policy that the Company will no longer pay dividends or dividend equivalent payments to senior executives for shares that have not vested. The Committee shall implement this policy in a manner that does not violate any existing employment agreement or compensation plan.

GE wrongly maintains that "it may properly omit the Proposal from its 2013 Proxy Materials, claiming that both the Freeda proposal, which the Company received on November 13, 2012, and the Roberts proposal, received on September 27, 2012, are substantially duplicates of the AFL-CIO Reserve Fund's Proposal, and thereby excludable pursuant to Rule 14a-8(i)(11).

On January 4, 2013, the Freeda proposal was withdrawn. (Exhibit A). Consequently, GE's argument as to that proposal is moot.

Regarding the Roberts proposal, the plain language of that proposal cannot be read to be "substantially duplicative" of the AFL-CIO's Proposal. The Roberts proposal (Exhibit B) asks the Board, "to consider voting a cessation of all Executive Option Programs, and Bonus Programs", while the AFL-CIO's Proposal focuses very narrowly upon "dividends or dividend equivalent payments to senior executives for shares that have not vested" (emphasis added). The Proposal is even further restricted so that its implementation "does not violate any existing employment agreement or compensation plan."

II. The Proposal Differs in Important Ways From the Earlier-Received Roberts Proposal calling for "Cessation of all Executive Option Programs, and Bonus Program(s) [sic]"

Rule 14a-8(i)(11) allows a company to omit a proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission explained in a 1976 release, "The purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Exchange Act Release No. 12999* (Nov. 22, 1976).

The Roberts proposal's supporting statement describes the need for equity in the treatment of stock granted to GE's CEO, Jeffrey Immelt, and the stock purchased by GE's shareholders. The radical focus of the Roberts proposal is twofold: first, it seeks to create a policy that only rewards GE's executives when the Company earns an annual profit and second, it seeks to "remove the bonus and Executive Stock Option Program(s) [sic] permanently."

The thrust of the AFL-CIO Proposal is very different. The Proposal focuses on "dividends or dividend equivalent payments to senior executives for shares that have not vested." It has nothing to do with eliminating "the bonus and Executive Stock Option Program(s) [sic]," nor does it deal with the equity issues raised by the Roberts proposal. Unlike the Roberts proposal, it does not attack GE's CEO for unjustly enriching himself. Instead, the Proposal's Supporting Statement lauds the Company, noting that, "After September 2006, our Company stopped paying dividend equivalent payments on new shares granted to Mr. Immelt."

Simply put, the radical Roberts Proposal, while generally focused on compensation, asks GE to take different actions and view the issue of GE's compensation policies through entirely different lenses than the AFL-CIO Proposal. Shareholders voting on the Proposal and the Roberts Proposal will not be confused by seemingly identical proposals; nor will GE have difficulty interpreting the meaning of disparate voting results on the two proposals.

GE wrongly attempts to distinguish the Proposal from the Staff's decision in *Exxon Mobil Corporation* (March 23, 2009), to deny a rule 14a-8(i)(11) request to exclude a proposal that would separate the positions of chairman of the board and CEO. GE claims the proposals in *Exxon Mobil Corporation* each had a different "principal thrust." But both proposals dealt with separating the functions of the chairman of the board and the CEO. Each would have accomplished the same result.

While the Proposal before GE deals with compensation, its principal thrust is not the elimination executive stock option programs. Instead, it is exclusively focused on the issue of not paying dividends to senior executives for shares that have not vested.

On March 23, 2009, the Staff rejected yet another Exxon Mobil request to omit a proposal from its proxy materials in reliance on rule 14a-8(i)(11), *Exxon Mobil Corporation* (March 23, 2009), There, even though Exxon Mobil claimed both proposals dealt with climate change, the Staff saw no reason to exclude "a proposal asking the board to establish a task force of independent directors and company staff to investigate and report to shareholders on the likely consequences of global climate change between now and 2030 for emerging countries and poor communities and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies. "

Both proposals dealt with climate change, but the principal thrust of the proposal at issue in *Exxon Mobil Corporation* (March 23, 2009), was on the consequences of global climate change on emerging countries and poor communities. The other proposal focused on "creating a policy document that can be used to guide Exxon Mobil's decision making around investments in renewable energy research and technologies for the next several decades"—a different matter altogether.

Similarly, the Proposal before GE deals with compensation. Unlike the Roberts proposal, however, its principal thrust is not the elimination executive stock option programs. Instead it focuses exclusively on the issue of not paying dividends to senior executives for shares that have not vested.

Finally, GE also attempts to distinguish *AT&T Corporation* (January 24, 1997), which, as here, involved two proposals dealing with compensation. But GE claims that the Proposal and the Roberts proposal both "limit the forms of available executive compensation," while ignoring the fact that the Roberts proposal seeks to eliminate "the bonus and Executive Stock Option Program(s) [sic] permanently." In *AT&T Corporation,* one proposal dealt with discontinuing "all options, rights, and stock appreciation rights (SAR's), etc. after termination of existing programs," while the other proposal dealt with indexing "all future stock option prices to the Consumer Price Index ('CPI') for those individuals who are responsible for enhancing shareholder value." Indeed, like the indexing proposal in *AT&T Corporation,* the Proposal before GE merely seeks limit dividend pay, not eliminate it altogether, as does the Roberts proposal.

III. Conclusion

The Proposal before GE is not substantially duplicative of the Roberts Proposal and should not be deemed excludable under Rule 14a-8(i)(11). GE has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(11). If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have submitted this this letter by electronic mail for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, AFL-CIO Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: Ronald O. Mueller, Esq.

EXHIBIT A

December __, 2012

Mr. Brackett B. Denniston, III
Senior Vice President, General Counsel
& Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE: Withdrawal of Shareholder Proposal

Dear Mr. Denniston:

This letter is confirmation that I agree to withdraw the shareholder proposal that I submitted to General Electric Company ("GE") dated October 9, 2012. I have reached a satisfactory resolution with GE further to the letter that I received from Lori Zyskowski dated December 21, 2012. I hereby withdraw my proposal in its entirety as of the date hereof.

Sincerely,



William J. Freeda

cc: Lori Zyskowski
T: 203 373 2227
F: 203 373 3079

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

December 20, 2012

Via Federal Express
Mr. William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Freeda:

Further to our discussion on December 20, 2012, and in light of the fact that the AFL-CIO has submitted a substantially shareholder similar proposal, GE requests that you withdraw your proposal dated October 9, 2012 that had been submitted for inclusion in GE's 2013 proxy.

If you are in agreement with the foregoing, please execute the enclosed letter, and forward to Mr. Brackett B. Denniston, III, Secretary, at the address provided, with a copy (via email or facsimile, whichever means is more convenient) to me. In addition, please sign below to acknowledge your agreement to the terms of this letter.

Very truly yours,



Lori Zyskowski

Enclosure



Acknowledgment by William J. Freeda

Rob McGarrah

From: william freeda <bfreedanabetcwa@verizon.net>
Sent: Saturday, January 05, 2013 12:00 AM
To: Rob McGarrah
Subject: Fwd: From Bill Freeda Re: shareowner proposal

Rob,
This is GE's confirmation they received of the withdrawal of my proposal.
Bill

Bill Freeda
NABET-CWA National Retiree Coordinator
President, Media Sector
CWA Retired Members Council
Phone: 800-928-5279

*** FISMA & OMB Memorandum M-07-16 ***

E-mail: bfreedanabetcwa@verizon.net

Begin forwarded message:

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
Date: January 4, 2013 2:46:16 PM EST
To: william freeda <bfreedanabetcwa@verizon.net>
Subject: RE: From Bill Freeda Re: shareowner proposal

Bill,

I can confirm that I have received both signed pages of the proposal withdrawal.

Thank you,

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
GE

T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
www.ge.com
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: william freeda [mailto:bfreedanabetcwa@verizon.net]
Sent: Friday, January 04, 2013 2:31 PM
To: Zyskowski, Lori (GE, Corporate)
Subject: From Bill Freeda Re: shareowner proposal

Hi Lori,
Please confirm you received both signed pages of the proposal withdrawal agreement.
Thanks,
Bill

Bill Freeda
NABET-CWA National Retiree Coordinator
President, Media Sector
CWA Retired Members Council
Phone: 800-928-5279

*** FISMA & OMB Memorandum M-07-16 ***

E-mail: bfreedanabetcwa@verizon.net

EXHIBIT B

Timothy C. Roberts

*** FISMA & OMB Memorandum M-07-16 ***


7009 1410 0001 1008 2699





U.S. POSTAGE PAID
LOUISVILLE, KY
40299
SEP 24, 12
AMOUNT
$5.75
00091785-19

General Electric Company

3135 Easton Turnpike

Fairfield, CT 06828

Attention: Bracket Denniston

RETURN RECEIPT REQUESTED

X-RAYED BY MAIL CENTER

E3

06828$0001 C000



I am the owner of 200 common shares of General Electric Stock, and respectfully submit the following Share Owner Proposal.

"While the rest of us were losing our shirts on GE Stock, Vickers reports, Jeffrey R. Immelt Chairman at GE made 'wise' investment decisions. On Sept. 9, 2003 he purchased 96,000 shares of his Company's stock at $8.05 per share and sold 47,836 of these shares for $31.18 per share and made, or netted a profit of $1,106,447. Only two months before that Mr. Immelt lucked out again. On July 29, 2003 he purchased another 96,000 shares at that magic number, $8.05 per share, for a cost of $772,800. On the very same day, he sold the 96,000 shares at $28.43 per share for $2,729,280. Again, Mr. Immelt very wisely made a net profit of $1,956,480. September of 2003 was a lucky month for other Executives at General Electric Corporation. To mention a few Vickers reported that Michael A. Neal and Kathryn A. Cassidy were as fortunate as Mr. Immelt, as they bought thousands of GE Shares at $8.05 and sold thousands of GE shares between $30.79 per share and $31.11 per share on the same day. The 52 week low price of GE Stock as listed on the NYSE was $21.30.

"The Proposal: The Board of Directors are requested to consider voting a cessation of all Executive Stock Option Programs, and Bonus Programs. Rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered.

Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming. Rewards via the above measurements will suffice, and remove the bonus and Executive Stock Option Program(s) permanently."

Scottrade

MEMBER FINRA/SIPC

3624 S Hurstbourne Pkwy
Louisville KY 40299-7316
502-499-1106 • 1-800-925-9980

September 24, 2012

Mr. Timothy Clay Roberts

*** FISMA & OMB Memorandum M-07-16 ***

RE: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

As of September 23, 2012, Timothy Roberts held and has held continuously for at least a year, 200 shares of GE common stock.

If you need any additional assistance please call us locally at (502) 499-1106

Sincerely,



Angie Kelly
Stock Broker

Timothy Roberts

*** FISMA & OMB Memorandum M-07-16 ***

Sept 24, 2012

I Timothy Roberts wish to include the attached shareholder proposal in the proxy material GE will publish in the year 2013. Please find my proof of ownership from Depositary Trust Company (DTC) Participant # 0705 Scottrade Inc. I will hold these shares until and during the 2013 GE annual shareholder meeting.

Sincerely;



Timothy Roberts Sept 24, 2012

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 18, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposals of the AFL-CIO Reserve Fund and William J. Freeda
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") two shareowner proposals (the "Proposals") and statements in support thereof (the "Supporting Statements") received from (i) the American Federation of Labor and Congress of Industrial Organization Reserve Fund (the "Fund") and (ii) William J. Freeda ("Freeda," and, together with the Fund, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform both Proponents that if either Proponent elects to submit additional correspondence to the Commission or the Staff with respect to either of the Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The Fund Proposal

The proposal submitted by the Fund (the "Fund Proposal") states in relevant part:

> RESOLVED: Shareowners of General Electric Company (the "Company") urge the Management Development and Compensation Committee (the "Committee") of the Board of Directors to adopt a policy that the Company will no longer pay dividends or dividend equivalent payments to senior executives for shares that have not vested. The Committee shall implement this policy in a manner that does not violate any existing employment agreement or compensation plan.

In the Fund's Supporting Statement, the Fund argues that "[i]f the purpose of restricted stock units is to align the interests of senior executives with shareholders, we believe that dividends should only be paid on those shares after an executive has actually earned full ownership rights in the shares."

The Company received the Fund Proposal on November 13, 2012. A copy of the Fund Proposal, its Supporting Statement and related correspondence from the Fund is attached to this letter as Exhibit A.

The Freeda Proposal

The proposal submitted by Freeda (the "Freeda Proposal") states in relevant part:

> RESOLVED, that the shareowners request that the Board of Directors of the General Electric Company ("Company") adopt a policy mandating that the Company will no longer pay dividends or equivalent payments to senior executives of the Company for shares they do not own.

In Freeda's Supporting Statement, Freeda raises the concern that "senior executives of the Company have received millions of dollars in dividends or dividend-equivalent payments on grants of equity that they do not own, and may, in fact, never own." The Supporting Statement goes on to argue that the practice of making such payments contradicts the "principle of pay for performance."

The Company received the Freeda Proposal on October 9, 2012. A copy of the Freeda Proposal, its Supporting Statement and related correspondence with Freeda is attached to this letter as Exhibit B.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may both be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because both Proposals substantially duplicate another shareowner proposal, the Roberts Proposal, discussed below, that was previously submitted to the Company and that the Company intends to include in the 2013 Proxy Materials. In the alternative, we respectfully request that if the Staff does not concur that the Freeda Proposal may be excluded from the 2013 Proxy Materials, the Staff concur in our view that the Fund Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Fund Proposal substantially duplicates the Freeda Proposal. To the extent the Staff does not concur with the Company's position that it may exclude both Proposals, the Company intends to include the Freeda Proposal in its 2013 Proxy Materials and asserts that it may then properly exclude the Fund Proposal under Rule 14a-8(i)(11).

ANALYSIS

The Proposals May Be Excluded Under Rule 14a-8(i)(11) Because They Substantially Duplicate Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareowner proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., News Corp. (Legal & General)* (avail. July 16, 2012) (concurring that a proposal to grant the holders of one class of the company's common stock, who collectively owned "nearly 70% of the company," the right to elect 30% of the membership of the board of directors was substantially duplicative of a proposal to eliminate the company's "dual-class capital structure and provide that each outstanding share of common stock has one vote"); *Abbott Labs* (avail. Feb. 4, 2004) (concurring that a proposal to limit the company's senior executives' salaries, bonuses, long-term equity compensation, and severance payments was substantially duplicative of proposal requesting adoption of a policy prohibiting future stock option grants to senior executives); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (concurring that a proposal requesting a policy that "a significant portion of future stock option grants to senior executives shall be performance-based" was substantially duplicative of a prior proposal requesting an "'Equity Policy' designating the intended use of equity in management compensation programs," including the portions of equity to be provided to employees and executives, the performance criteria for options, and holding periods for shares received).

Further, the Staff has found shareowner proposals to have the same principal thrust, and thus to be substantially duplicative, where one proposal subsumed the other. *See, e.g., Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal requesting a policy requiring senior executives to hold at least 75% of shares acquired through equity compensations programs until two years after their termination or retirement as substantially duplicative of an earlier proposal in which a similar policy was one of the many requests made). In *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff considered a proposal requesting the adoption of a policy that a "significant portion of future stock option grants to senior executives" be performance based. It permitted the company to exclude this proposal as substantially duplicative of a proposal requesting that "NO future NEW stock options are awarded to ANYONE." Because the earlier proposal restricted the award of any new compensation in the form of stock options, it subsumed and thereby was substantially similar to the later proposal that stock options be tied to performance.

1. *The Proposals May Be Excluded Under Rule 14a-8(i)(11) Because They Are Substantially Duplicative Of The Roberts Proposal.*

On September 27, 2012, before the Company received the Freeda Proposal or the Fund Proposal, the Company received a proposal from Timothy Roberts (the "Roberts Proposal"). *See* Exhibit C. The Roberts Proposal states:

> The Proposal: The Board of Directors are requested to consider voting a cessation of all Executive Stock Option Programs, and Bonus Programs. Rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered.

> Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming. Rewards via the above measurements will suffice, and remove the bonus and Executive Stock Option Program(s) permanently.

The Company intends to include the Roberts Proposal in its 2013 Proxy Materials.

Although phrased differently, the principal thrust or principal focus of the Proposals and the Roberts Proposal are the same and each accomplishes the same goal: eliminating a form of equity-based compensation that the respective proponents view as not aligning executives' interests and compensation with the interests of shareowners. That the Roberts Proposal and the Proposals share the same principal thrust or focus is also evidenced by the language of these proposals:

- *Each of the Freeda Proposal, the Fund Proposal, and the Roberts Proposal limits the types of non-salary compensation the Company can grant to its senior executives.* The Freeda Proposal and the Fund Proposal both restrict a form of equity-based compensation that the Company can pay executives by prohibiting dividends or equivalent payments to senior executives on employee stock options or on other "shares they do not own." The Roberts Proposal requests a "cessation of all Executive Stock Option Programs, and Bonus Programs." Each of the three proposals clearly relates to limiting non-salary forms of executive compensation.

- *Each of the Freeda Proposal, the Fund Proposal, and the Roberts Proposal proposes a compensation system that its respective proponent believes will better align the interests of the Company's senior executives to the performance of the Company.* The supporting statements of each of the three proposals criticize past equity-based compensation as not aligned with the interests of shareowners and as not promoting pay-for-performance. The Freeda Proposal expresses its proponent's view that the current compensation system undermines pay-for-performance and is inconsistent with the purpose of making compensation contingent on the achievement of specified performance goals. The Fund Proposal likewise asserts that the Company's current compensation arrangements for the Company's senior executives does not serve "to align the interests of senior executives with shareholders." The Roberts Proposal compares the profits made by senior executives on the sale of their equity to losses experienced by other shareowners and argues that rewards should be tied only to an increase in Company profit. Each proposal is concerned with changing the current compensation structure to one that the respective proponents believe will better align the interests of senior executives with those of the other shareowners of the Company.

The principal thrust of each of the Proposals and the Roberts Proposal relates to limiting compensation received by the Company's executives by eliminating some or all equity-based compensation in order to, in the proponents' opinions, better tie executive compensation to the Company's performance and shareowners' interests. Therefore, the Proposals substantially duplicate the earlier-received Roberts Proposal.

The Staff has previously found shareowner proposals on compensation to be substantially duplicative where the proposals share the same principal thrust, even when the specific terms of the proposal differed. For example, as noted above, in *Merck*, the Staff considered a proposal requesting the adoption of a policy that a "significant portion of future stock option grants to senior executives" be performance based. It permitted the company to exclude this proposal as substantially duplicative of an earlier proposal requesting that "NO future NEW stock options are awarded to ANYONE." The difference in scope between the two proposals did not change their common principal thrust, as both proposals focused on restricting executive compensation. Similarly, the fact that the Proposals would permit some form of equity-based compensation to senior executives and that the Roberts Proposal completely eliminates equity-based compensation does not distinguish the two proposals' principal thrusts; implementing the Roberts Proposal in fact satisfies the Proposals' goal that no dividend equivalents be paid on shares that the executives do not own. Both proposals and supporting statements: (i) address concerns about over-compensation; (ii) discuss the Company's current compensation practices as contributing to the alleged misalignment of the interests of the Company's senior executives and those of its shareowners; and (iii) propose a compensation scheme that eliminates equity-based compensation as a means to mitigate this supposed misalignment. As *Merck* illustrates, the fact that the Proposals permit some forms of equity-based compensation and the Roberts Proposal prohibits all equity compensation programs does not distinguish the principal thrust of the proposals. By calling for elimination of all non-salary forms of compensation, the Roberts Proposal subsumes both of the Proposals, which each call for the elimination of one form of non-salary compensation.

The proposals at issue here are not like those in *AT&T, Inc.* (avail. Jan. 24, 1997), where the Staff did not find that a proposal to reduce executives' salaries proportionally to the drop in the company's stock price substantially duplicated a proposal to stop all equity compensation programs. In *AT&T*, the later proposal directly tied executive pay to performance, whereas the earlier proposal simply limited the forms of executive compensation without regard for performance. In contrast, the Roberts Proposal and both Proposals limit the forms of available executive compensation and, as discussed above, all three proposals intend for these limits to better align executive compensation with the interests of the Company's shareowners. Nor are the proposals comparable to those at issue in *Exxon Mobil Corporation (Ram Trust Services)* (avail. Mar. 23, 2009), where the Staff was unable to concur that a proposal requiring that the chairman of the board not otherwise be an officer or employee of the corporation was substantially duplicative of a proposal to reincorporate in North Dakota, even though North Dakota law contained a comparable requirement. There, although adopting the earlier proposal would effect the later proposal, the two proposals clearly had a different principal thrust. The earlier proposal looked for reincorporation in a shareowner friendly state, and the later proposal focused on board independence from management. The fact that the earlier *Exxon* proposal would have implemented the later was incidental to the divergent thrusts of the two proposals, in the same way that a proposal to dissolve a company subsumes but clearly differs in principal thrust from a proposal to reduce an executive's salary. In the case at hand, both proposals focus on a perceived incongruence between the interests of shareowners and the interests of the Company's senior management, and seek to remedy such incongruence by limiting the form of equity compensation available to management. Here the principal thrust of all of the proposals is eliminating forms of equity-based compensation that the proponents believe in the past have resulted in excessive executive compensation and a disconnect between pay and performance.

2. *The Fund Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Is Substantially Duplicative Of The Freeda Proposal.*

If the Staff does not concur that the Proposals may be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Roberts Proposal, the Company nevertheless may exclude the Fund Proposal under Rule 14a-8(i)(11) as substantially duplicative of the Freeda Proposal.

While the Roberts Proposal subsumes the Freeda Proposal and the Fund Proposal, the Freeda Proposal and the Fund Proposal share the same principal thrust or focus because the terms of the Proposals are substantially identical: both Proposals prohibit the Company from paying dividends or "equivalent payments" to "senior executives" on equity-based compensation before the shares are vested and owned. Both Proposals also argue that the payment of dividends on grants of equity that have not vested undermines the concept of pay for performance. Each Proposal cites its respective proponent's belief that the amount of compensation paid out in the form of dividends on unvested awards is excessive and states that dividends should not be paid until "an executive has actually earned full ownership rights" in the shares. Finally, both proposals cite the example of Jeffrey Immelt, the Company's CEO and Chairman, only receiving dividend payments on shares that he has fully earned under the Company's compensation plans. The Staff previously has concurred that proposals were substantially duplicative even where they had differences in scope. *See, e.g., Procter & Gamble Co.* (avail. July 21, 2009) (concurring that a proposal requesting that the board of directors institute a triennial executive pay vote program was substantially duplicative of a proposal requesting that the shareholders be permitted to vote on an advisory resolution to ratify executive compensation at each annual meeting). Here, both the Freeda Proposal and the Fund Proposal ask for the exact same thing and have the same rationales in their supporting statements. Therefore, the two proposals are substantially duplicative. As such, if the Staff does not concur with the Company's position that it may exclude both Proposals, the Company intends to include the Freeda Proposal in its 2013 Proxy Materials and may properly exclude the Fund Proposal from the 2013 Proxy Materials under Rule 14a-8(i)(11).

3. *The Company's Shareowners Will Be Asked To Consider The Same Issues If Required To Vote On The Roberts Proposal, The Freeda Proposal, and The Fund Proposal.*

Finally, shareowners would have to consider substantially the same matters if asked to vote on both the Proposals and the Roberts Proposal. Because it was earlier received, the Roberts Proposal will be included in the Company's 2013 Proxy Materials and thus will be considered by shareowners. Because they will therefore have to consider the elimination of any form of equity-based compensation, shareowners would be required to consider a more specific aspect of the same issue if forced to vote on the Proposals. This would result from each of the three proposals' focus on eliminating equity-based compensation that is asserted to create a misalignment of the interests of executives and shareowners, and concerns about excessive executive compensation. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposals may be excluded as substantially duplicative of the Roberts Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes either or both of the Proposals from its 2013 Proxy Materials under Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Vineeta Anand
William J. Freeda

101411397.5

EXHIBIT A


AFL
CIO

Facsimile Transmittal

Date: November 13, 2012

To: Brackett B. Denniston, III, General Electric

Fax: 203-373-2884

From: Brandon J. Rees, AFL-CIO

Pages: 4 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 13, 2012

Sent by Facsimile and UPS

Brackett B. Denniston, III
Secretary, General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of General Electric Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 7839 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

Attachment

RESOLVED: Shareowners of General Electric Company (the "Company") urge the Management Development and Compensation Committee (the "Committee") of the Board of Directors to adopt a policy that the Company will no longer pay dividends or dividend equivalent payments to senior executives for shares that have not vested. The Committee shall implement this policy in a manner that does not violate any existing employment agreement or compensation plan.

Supporting Statement

In recent years, our Company has paid dividend equivalents to senior executives on their unvested restricted stock units. At our Company, restricted stock units generally vest over a five-year period and may be forfeited if an executive voluntarily leaves the Company. Unvested restricted stock units pay dividend equivalents equal to the quarterly dividends on our Company's stock.

In 2006, *The Wall Street Journal* reported that our Company's Chairman and CEO Jeffrey Immelt had received more than $1 million in dividends on unvested shares during the previous year. ("Extra Pay: Many CEOs Receive Dividends on 'Phantom' Stock," May 4, 2006.) After September 2006, our Company stopped paying dividend equivalent payments on new shares granted to Mr. Immelt.

However, we are concerned that other senior executives at our Company may continue to receive dividend equivalent payments on unvested shares of stock. If the purpose of restricted stock units is to align the interests of senior executives with shareholders, we believe that dividends should only be paid on those shares after an executive has actually earned full ownership rights in the shares.

We urge shareholders to vote "FOR" this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



November 13, 2012

Brackett B. Denniston, III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 7839 shares of common stock (the "Shares") of General Electric Company beneficially owned by the AFL-CIO Reserve Fund as of November 13, 2012. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 13, 2012. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Brandon Rees
Acting Director, AFL-CIO Office of Investment

GIBSON DUNN

EXHIBIT B

FAX COVER SHEET

Susan & Bill Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Date: October 9, 2012

To: Brackett B. Dennison, Eliza Fraser

Subject: 2013 Shareowner Proposal

Pages Including Cover Sheet: 3

Message:

William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey Immelt
Chairman of the Board
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828

Rule 14a-8Proposal

Dear Mr. Immelt,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe that some of this unrealized potential can be unlocked by making our corporate governance more competitive.

This rule 14(a) proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



William J. Freeda



Date

Cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2211
FX: 203-373-3131
Eliza Fraser eliza.fraser@ge.com
Associate Corporate Counsel
FX: 203-373-3131
Lori Zyskowski Lori.Zyskowski@ge.com
Corporate and Securities Counsel

Shareowner Proposal

RESOLVED, that the shareowners request that the Board of Directors of the General Electric Company ("Company") adopt a policy mandating that the Company will no longer pay dividends or equivalent payments to senior executives of the Company for shares they do not own.

Supporting Statement

Past proxy statements disclose that senior executives of the Company have received millions of dollars in dividends or dividend-equivalent payments on grants of equity that they do not own, and may, in fact, never own. These are payments on shares that the executives may never earn if the Company fails to meet certain performance targets.

Our analysis of the 2006-2008 Proxy statements indicates that five senior officers have collectively been paid in excess of $14.6 million in such dividends or dividend equivalent payments for the eleven quarters after January 1, 2006. We believe such payments are a blatant contradiction of the principle of pay for performance. If the purpose of a grant of performance shares is to make compensation contingent on the achievement of specified performance objectives, as the Management Development and Compensation Committee (MDCC) stated in the 2006 proxy statement, we submit that no "dividends" should be paid on those shares until an executive has actually earned full ownership rights.

The 2007 Proxy Statement declares that starting in 2006 Chairman Immelt would only accumulate dividend equivalents if he earns the shares. and that payments would be paid (without interest) upon full ownership.

We applaud Chairman Immelt's actions but in our opinion, the limited change in Company policy for Chairman Immelt is insufficient. This practice, sometimes known as "phantom dividends," continues to undermine the principle of pay for performance, because payment is made on shares not yet owned by the individual executive.

A Wall Street Journal report noted that several leading companies, such as Microsoft and Intel "never pay dividends," before full ownership has been earned. Therefore the company's position, that it needs to continue the practice of "phantom dividends" to remain competitive is specious.

We believe that if the MDCC believes that current executives are underpaid in the absence of "phantom dividends" or dividend-equivalents payments, it should increase other components in compensation packages.

We believe it is time for all of our company's senior executives to step up and follow the example of Chairman Immelt and stop using shareowners pockets as their own personal piggy bank



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

October 11, 2012

VIA OVERNIGHT MAIL
Mr. William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Freeda:

I am writing on behalf of General Electric Co. (the "Company"), which received on October 9, 2012 your shareowner proposal regarding elimination of dividend equivalent payments to senior executives for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the DTC, a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

- If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski

Enclosures

ATT: LORI ZYSKOWSKI

Brandon M. Gioia
Senior Vice President
Financial Advisor

Mack Centre IV
South 61 Paramus Road
Paramus, NJ 07652
direct 201 291 [illegible]
fax 201 226 [illegible]
toll free 800 [illegible]
brandon.gioia@mssb.com

MorganStanley
SmithBarney

October 16, 2012

Mr. William Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Freeda,

RE: IRA Account *** FISMA & OMB Memorandum M-07-16 *** FBO William J Freeda

Please accept this letter as confirmation that according to our records, Mr. William Freeda has continuously owned no less than 200 shares of General Electric Company (GE) since at least July 1, 2010. These shares are registered in the name of Morgan Stanley Smith Barney LLC 0015.

Sincerely,



Brandon M. Gioia
Senior Vice President
Financial Advisor

EXHIBIT C

Timothy Roberts

*** FISMA & OMB Memorandum M-07-16 ***

Sept 24, 2012

I Timothy Roberts wish to include the attached shareholder proposal in the proxy material GE will publish in the year 2013. Please find my proof of ownership from Depositary Trust Company (DTC) Participant # 0705 Scottrade Inc. I will hold these shares until and during the 2013 GE annual shareholder meeting.

Sincerely;



Timothy Roberts Sept 24, 2012

Scottrade

MEMBER FINRA/SIPC

3624 S Hurstbourne Pkwy
Louisville KY 40299-7316
502-499-1106 • 1-800-925-9980

September 24, 2012

Mr. Timothy Clay Roberts

*** FISMA & OMB Memorandum M-07-16 ***

RE: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

As of September 23, 2012, Timothy Roberts held and has held continuously for at least a year, 200 shares of GE common stock.

If you need any additional assistance please call us locally at (502) 499-1106

Sincerely,



Angie Kelly
Stock Broker

I am the owner of 200 common shares of General Electric Stock, and respectfully submit the following Share Owner Proposal.

"While the rest of us were losing our shirts on GE Stock, Vickers reports, Jeffrey R. Immelt Chairman at GE made 'wise' investment decisions. On Sept. 9, 2003 he purchased 96,000 shares of his Company's stock at $8.05 per share and sold 47,836 of these shares for $31.18 per share and made, or netted a profit of $1,106,447. Only two months before that Mr. Immelt lucked out again. On July 29, 2003 he purchased another 96,000 shares at that magic number, $8.05 per share, for a cost of $772,800. On the very same day, he sold the 96,000 shares at $28.43 per share for $2,729,280. Again, Mr. Immelt very wisely made a net profit of $1,956,480. September of 2003 was a lucky month for other Executives at General Electric Corporation. To mention a few Vickers reported that Michael A. Neal and Kathryn A. Cassidy were as fortunate as Mr. Immelt, as they bought thousands of GE Shares at $8.05 and sold thousands of GE shares between $30.79 per share and $31.11 per share on the same day. The 52 week low price of GE Stock as listed on the NYSE was $21.30.

"The Proposal: The Board of Directors are requested to consider voting a cessation of all Executive Stock Option Programs, and Bonus Programs. Rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered.

Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming. Rewards via the above measurements will suffice, and remove the bonus and Executive Stock Option Program(s) permanently."

Timothy C. Roberts

*** FISMA & OMB Memorandum M-07-16 ***


7009 1410 0001 1008 2699


UNITED STATES
POSTAL SERVICE
1000


06828

U.S. POSTAGE
PAID
LOUISVILLE, KY
40299
SEP 24, '12
AMOUNT
$5.75
00091785-19

General Electric Company

3135 Easton Turnpike

Fairfield, CT 06828

Attention: Bracket Denniston

RETURN RECEIPT
REQUESTED

X-RAYED
BY MAIL CENTER

E3

06828$0001 C000

